SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of December 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                           RYANAIR LAUNCHES 18 ROUTES
                             FROM DUBLIN TO EUROPE
                 INCREASES FLIGHTS ON 7 DUBLIN - EUROPE ROUTES
                     5 NEW AIRCRAFT BASED AT DUBLIN IN 2006

Ryanair, Europe's largest low fares airline today (Wednesday, 21st December
2005) announced the last of its new route announcements for Summer 2006 by selecting Dublin Airport as effectively its 16th European base. Ryanair which is now Ireland's largest airline has until today largely confined its operations at Dublin Airport to UK routes. However, from April 2006 the airline will base 5 new Boeing 737-800 series aircraft in Dublin. These new aircraft will generate over 250 direct Ryanair jobs at Dublin Airport, they will allow Ryanair to open up 18 new routes from Dublin to Continental Europe, frequencies will also increase on 8 existing Dublin-Europe routes and this additional capacity will allow Ryanair's traffic at Dublin to grow from 5 1/2m to 7m passengers annually as Ryanair moves next year from 35m to over 40m passengers per annum.

                      New Routes from Dublin - 2006

    FRANCE    - Marseille, Nantes and La Rochelle

    GERMANY   - Baden (Stuttgart) and Hamburg

    POLAND    - Krakow, Poznan and Wroclaw

    ITALY     - Milan and Venice

    SWEDEN    - Gothenburg and Malmo

    SPAIN     - Valencia

    PORTUGAL  - Porto

    AUSTRIA   - Salzburg

    SLOVAKIA  - Bratislava

    LITHUANIA - Kaunas

    UK        - Humberside


                   Increased frequencies from Dublin - 2006

    Dublin - Frankfurt increases to twice daily
    Dublin - Barcelona increases to daily
    Dublin - Faro increases to daily
    Dublin - Cardiff increases to 10 per week
    Dublin - Malaga increases to 8 per week
    Dublin - Carcassonne increases to 5 per week
    Dublin - Biarritz increases to 4 per week
    Dublin - Lodz increases to 3 per week

These new routes and frequencies at Dublin Airport will see Ryanair's traffic into/out of Ireland rise to over 9m passengers annually over the coming year, almost 30% more than Aer Lingus in terms of passengers carried to/from the island of Ireland. These new routes will also afford Irish consumers and visitors the opportunity of travelling between Ireland and Europe at low fares which are half the price of Aer Lingus's tickets and with frequencies that are in most cases greater than the frequencies offered by Aer Lingus.

These new aircraft will be based at the new temporary boarding facility, which will be available at Dublin Airport from the end of May 2006. In time these routes and aircraft will operate from the new Pier D facility when opened in Summer 2007. Ryanair will now be working closely with the DAA to ensure that the new facilities at Dublin Airport are developed on-time and within budget.

Speaking today in Dublin at the announcement of the development of these new routes from Dublin to Europe, Ryanair's Chief Executive, Michael O'Leary said:

    "This is a momentous day for Ryanair, the Dublin Airport Authority and Irish tourism. This is the largest ever single investment in Irish tourism. The 5 new aircraft to be based in Dublin represent an investment of over $300m. The 18 new routes from Dublin to Europe, together with the additional flights on 7 existing routes will mean an additional 1.5m passengers p.a. at Dublin Airport, over 1 million of which will be inbound visitors for Irish tourism. Irish consumers can now look forward to high frequency, low fare access to a wide network of destinations direct from Dublin to Austria, France, Germany, Italy, Lithuania, Poland, Portugal, Slovakia, Spain, Sweden and the UK. All of these flights go on sale today at www.ryanair.com at prices that are half the high fares being charged by Aer Lingus. Ryanair will continue to offer Irish consumers and visitors substantially lower fares from Dublin to Europe than the high fare services presently operated by Aer Lingus.

    "These new routes from Dublin to Europe mean that Ryanair's operations at Dublin Airport will become substantially larger than Aer Lingus. Ryanair will carry over 7m passengers on 52 routes from Dublin next year compared to Aer Lingus's less than 6m passengers on just 43 year round routes. Ryanair's average fare of EUR39 is less than half Aer Lingus's average European fare of EUR80. Ryanair now offers more routes and services than Aer Lingus to both the UK and now Continental Europe.

    "With these new routes and passengers, Ryanair will now carry more passengers than Aer Lingus at each of the main Irish airports (Dublin, Cork and Shannon) as well as serving the bigger regional airports (Derry, Kerry and Knock) which Aer Lingus no longer operate to. Ryanair is now twice the size and just half the price of Aer Lingus here in Ireland, and has long since displaced any claims Aer Lingus might have had to being Ireland's national airline. Aer Lingus's only remaining title is that of Ireland's "highest fare" airline. Aer Lingus can't compete with Ryanair's prices, they can't match our punctuality, and now they can't match our route network from Dublin to the UK or Europe".

Ends.          Wednesday, 21st December 2005

For further information
please contact:             Peter Sherrard         Pauline McAlester
                            Ryanair                Murray Consultants
                            Tel. 353-1-8121212     Tel. 353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  21 December 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director